Exhibit 99.1

ABN 82 010 975 612

APPENDIX 4D – INTERIM FINANCIAL REPORT

RESULTS FOR ANNOUNCEMENT TO THE MARKET

Appendix 4D item 2.1 Revenue from ordinary activities.	Increased 88.2% from previous corresponding period to $2,549,909.
Appendix 4D item 2.2 Profit (loss) from ordinary activities after tax attributable to members.	Loss increased 4.2% from previous corresponding period to $2,045,104.
Appendix 4D item 2.3 Net profit (loss) for the period attributable to members.	Loss increased 4.2% from previous corresponding period to $2,045,104.
Appendix 4D item 2.4 and 2.5 The amount per security and franked amount per security of final and interim dividends.

No dividends have been paid or declared during the period and the directors do not recommend the payment of a dividend in respect of the half-year ended 31 December 2014. Dividends are not expected to be paid or declared in the immediate term.

Appendix 4D item 2.6 A brief explanation of any figures in 2.1 to 2.4 necessary to enable the figures to be understood.	See attached Directors’ Report for an explanation of items 2.1, 2.2 and 2.3.
Appendix 4D item 3 Net tangible assets per security.	31 December 2014: 11.02 cents 31 December 2013: 14.04 cents
Appendix 4D item 4.1 Entities over which control has been gained.	N/A
Appendix 4D item 4.2 The date of the gain of control.	N/A
Appendix 4D item 4.3 Contribution to profit from ordinary activities.	N/A
Appendix 4D item 9 Audit Report Emphasis of matter	An emphasis of matter has been included in the independent auditor’s review report in relation to the entity’s ability to continue as a going concern.

Appendix 4D items 5, 6, 7, and 8 are not applicable.

Half-year Financial Report 31 December 2014

Financial Report

 For the half-year ended 31 December 2014

ASX HALF-YEAR INFORMATION – 31 December 2014

Lodged with the ASX under Listing Rule 4.2A. This report should be read in conjunction with Progen Pharmaceuticals Limited’s 30 June 2014 Annual Report.

Half-year Financial Report 31 December 2014

Contents

DIRECTORS’ REPORT		4
AUDITOR INDEPENDENCE		8
STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME		9
STATEMENT OF FINANCIAL POSITION		10
STATEMENT OF CHANGES IN EQUITY		11
STATEMENT OF CASH FLOWS		12
NOTES TO THE FINANCIAL STATEMENTS		13
1.	CORPORATE INFORMATION	13
2.	BASIS OF PREPARATION	13
3.	OPERATING SEGMENTS	15
4.	REVENUE AND EXPENSES	17
5.	TRADE AND OTHER PAYABLES	17
6.	SUBSEQUENT EVENT	17
7.	CONTINGENT LIABILITIES AND ASSETS	17
DIRECTORS’ DECLARATION		18
INDEPENDENT AUDITOR’S REVIEW REPORT		19

Half-year Financial Report 31 December 2014

DIRECTORS’ REPORT

The Board of Directors of Progen Pharmaceuticals Limited and its controlled entities (‘Progen’ or ‘the Company’) present their report on the Company for the half-year ended 31 December 2014.

Directors

The names of the company’s directors in office during the half-year and until the date of this report are as below.

Mr Indrajit Arulampalam	(Executive Chairman)
Mr Heng Hsin Tang	(Non-Executive Director / Managing Director of PharmaSynth)
Dr Hongjen Chang	(Non-Executive Director)

Officer

Mr Blair Lucas	(Company Secretary)

Review of Operations

The loss for the six months ended 31 December 2014 was $2,045,104 compared to a loss of $1,962,310 for the six months ended 31 December 2013. The unfavourable variance is primarily due to an increase in manufacturing expenses, including cost of sales, of $964,418 offset by an increase in manufacturing revenues of $1,195,003, and an increase in research and development expenditure of $212,696.

Research and Development

During the half-year ended 31 December 2014, research and development expenditure increased by $212,696 to $800,443 compared to the prior corresponding period. This is mainly due to hiring additional R&D staff and the commencement of a Phase 1 multi-centre study of the safety and tolerability of IV infused PG545 in patients with advanced solid tumours.

The primary activity of this division is the pre-clinical and clinical development of the Company’s anti-cancer drug candidate. A summary of our major products PG545 and PI-88 are shown below:

 PG545

PG545 is a small molecule heparan sulfate mimetic and is a fully synthetic single chemical entity. PG545 inhibits angiogenic growth factors, heparanase activity and Wnt signalling, displaying potent anti-tumour and anti-metastatic activity in pre-clinical models.

In March 2013 Progen executed a License with Medigen Biotechnology Corporation (Taipei, Taiwan – “Medigen”) for the development and commercialisation of its drug candidate PG545 for the prevention and treatment of Hepatocellular Carcinoma (“HCC”) and Non-Oncology indications globally. Progen retained the rights for all other oncology indications for PG545. To date, Progen has received the non-refundable upfront payment pertaining to the license of PG545 with Medigen.

Progen is developing PG545 for oncology indications excluding HCC. In late 2013, Progen commenced a Phase 1 clinical trial to test the safety and tolerability of PG545 in advanced cancer patients using the intravenous route of administration.

The current study is entitled “an open-label, multi-centre Phase I study of the safety and tolerability of IV infused PG545 in patients with advanced solid tumours”. The study is expected to enrol approximately 25 advanced cancer patients. To date, the Company has enrolled thirteen patients in its PG545 Phase 1 clinical trial.

Half-year Financial Report 31 December 2014

DIRECTORS’ REPORT (continued)

The primary objective of the study is the determination of the Maximum Tolerated Dose (MTD) as defined by significant Dose Limiting Toxicity (DLT).

The secondary objectives are:

●	Assessment of the safety and tolerability of PG545 following multiple doses in subjects with advanced solid malignancies;
●	To estimate pharmacokinetic parameters of PG545 and explore pharmacokinetic/pharmacodynamic relationships; and
●	To document any anti-tumour activity observed with PG545

The clinical trial is being carried out at three sites in Australia.

PI-88

PI-88 is a first-in-class heparanase inhibitor multi-target cancer therapeutic in late stage development which inhibits both angiogenic (tumour promoting) growth factors and heparanase, an enzyme implicated in metastasis (tumour spread).

In 2010, Progen licenced the worldwide oncology rights of PI-88 to Medigen to complete product development and commercialisation.

Medigen are currently conducting a randomised, placebo-controlled, multinational Phase III PATRON trial designed to confirm the efficacy and safety of PI-88 in the adjuvant treatment of hepatocellular carcinoma.

On 30 December 2013, the company announced that Medigen had reached the target enrolment of 500 patients for the Phase 3 PATRON trial being conducted in 25 medical centres in Taiwan, South Korea, China and Hong Kong. On the 28 July 2014, the Company announced that Medigen advised that the interim analysis results for the PATRON trial indicated that PI-88 did not meet the primary endpoint of Disease Free Survival. On 27 January 2015 the Company announced that the Medigen Board of Directors had resolved to bring forward the analysis of the PATRON clinical trial data, that as of 26 January 2015 all 520 patients in the trial had completed treatment with either PI-88 or the placebo. Following this decision by the Medigen Board, other than patients receiving antiviral therapy the patients will not receive any further follow-up beyond a final study visit to be conducted within the next 28 days.

To date, Progen has received two milestone payments pertaining to Medigen progressing the development of PI-88.

Corporate and Administration

Interest income decreased 50% from the previous corresponding period to $64,365, due to the reduced cash and cash equivalents available for investment due to operating losses sustained during 2014.

Sundry income decreased 67.6% to $25,428 due to decreased on-charges to clients for consultancy fees, patents and other costs.

Half-year Financial Report 31 December 2014

DIRECTORS’ REPORT (continued)

PharmaSynth

Progen’s biopharmaceutical contract manufacturing subsidiary, PharmaSynth Pty Ltd, recorded revenues of $2,549,909 which significantly increased the revenues from the previous corresponding period. This increase was due mainly to more manufacturing projects obtained from the company’s major Australian customer. PharmaSynth recorded a loss of $327,636 for the half-year ended 31 December 2014, compared to a loss of $678,220 for the prior corresponding period.

Significant Changes in the State of Affairs

Advancement of the PI-88 Phase III PATRON clinical trial data analysis

On 26 January 2015, the Medigen Board of Directors resolved to bring forward the analysis of PI-88 Phase III PATRON clinical trial data. Medigen will execute a study conclusion plan for the PATRON trial with the clinical trial sites and investigators. After the collection of the clinical data, a comprehensive statistical analysis will be carried out and a final clinical study report prepared and submitted to TFDA. Medigen will then make a decision on the next phase of PI-88 based on the final result of data analysis and discussion with regulatory authorities.

The outcome of the PI-88 PATRON Phase III trial will materially affect whether the Group obtains future milestone and royalty revenue from the PI-88 license.

Liquidity and Cash Resources

At 31 December 2014 cash assets and held to maturity investments amounted to $3,554,218 compared to $5,596,215 at 30 June 2014.

Funding Requirements

The group expects to incur substantial future expenditure in light of its clinical oncology programs. At present, Progen has undertaken to continue nonclinical development and the Phase 1a clinical development of PG545. In December 2013, the group commenced the Phase 1a clinical trial to test the safety and tolerability of PG545 in advanced cancer patients using an intravenous route of administration. Future manufacturing to produce GMP batches of PG545 will be required for trials beyond the current Phase 1a clinical trial. Assuming PG545 is able to proceed to Phase 1b/and or Phase 2 clinical trials in 2015, the initiation of such studies will be subject to the group obtaining non-dilutive funding such as government research grants and/or undertaking capital raising to fund this further clinical development. The group will also continue to provide assistance for the further development of PI-88 to Medigen Biotechnology Corporation, the group’s licensee.

Future cash requirements will depend on a number of factors, including the scope and results of nonclinical studies and clinical trials, continued progress of research and development programs, the company’s out-licensing activities, the ability to generate positive cash flow from contract manufacturing services, the ability to generate revenues from the commercialisation of drug development efforts and the availability of other funding.

The Company estimates that the current cash and cash equivalents are sufficient to fund its on-going operations for at least 12 months from the date of this report. This excludes capital requirements outside of normal operating activities.

Half-year Financial Report 31 December 2014

DIRECTORS’ REPORT (continued)

Rounding of Amounts

For the half year ended 31 December 2014 the Group opted to substitute a lower amount (“the Lower Prescribed Amount) in the presentation of the financial report and the directors’ report to be comparable with last year’s presentation. As a result the amounts contained in this report and in the financial report have been rounded to the nearest dollar.

Auditor Independence

The independence declaration of the Company’s auditors is on page 8 and forms part of this report.

This report has been made in accordance with a resolution of directors.

Indrajit S. Arulampalam

Chairman

Brisbane, 26 February 2015

Tel: +61 7 3237 5999	Level 10, 12 Creek St
Fax: +61 7 3221 9227	Brisbane QLD 4000
www.bdo.com.au	GPO Box 457 Brisbane QLD 4001
Australia

DECLARATION OF INDEPENDENCE BY D P WRIGHT TO THE DIRECTORS OF PROGEN PHARMACEUTICALS LTD

As lead auditor for the review of Progen Pharmaceuticals Limited for the half-year ended 31 December 2014, I declare that, to the best of my knowledge and belief, there have been:

1.	No contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and
2.	No contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Progen Pharmaceuticals Limited and the entities it controlled during the period.

D P Wright

Director

BDO Audit Pty Ltd

Brisbane, 26 February 2015

BDO Audit Pty Ltd ABN 33 134 022 870 is a member of a national association of independent entities which are all members of BDO Australia Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO Audit Pty Ltd and BDO Australia Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms. Liability limited by a scheme approved under Professional Standards Legislation, other than for the acts or omissions of financial services licensees.

Half-year Financial Report 31 December 2014

STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the half-year ended 31 December 2014

		Consolidated

		31 December	31 December
		2014	2013
	Note	$	$

Revenue	4(a)	2,549,909	1,354,906

Cost of sales
Cost of sales		(1,311,649)	(984,566)

Gross profit		1,238,260	370,340

Other income	4(b)	89,793	208,418

Expenses
Research and development expenses		(800,443)	(587,747)
Manufacturing facility expenses		(1,565,895)	(928,560)
Administrative and corporate expenses		(973,530)	(977,503)
Other expenses		(33,289)	(47,258)

		(3,373,157)	(2,541,068)

Loss before income tax expense	4	(2,045,104)	(1,962,310)

Income tax expense		-	-

NET LOSS FOR THE PERIOD		(2,045,104)	(1,962,310)

Other comprehensive income
Items that may be reclassified to profit or loss:
Foreign currency translation		370	27

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD		(2,044,734)	(1,962,283)

Basic and diluted loss per share (cents per share)		(3.70)	(3.55)

The accompanying notes form an integral part of this Statement of Profit or Loss and Other Comprehensive Income.

Half-year Financial Report 31 December 2014

STATEMENT OF FINANCIAL POSITION

As at 31 December 2014

		Consolidated

		31 December	30 June
		2014	2014
	Note	$	$
ASSETS
Current assets
Cash and cash equivalents		3,554,218	2,981,215
Held to maturity investments		-	2,615,000
Trade and other receivables		2,448,820	3,147,934
Prepayments		574,252	334,578
Total current assets		6,577,290	9,078,727

Non-current assets
Other assets		24,400	24,400
Prepayments		8,666	25,998
Property, plant and equipment		753,005	539,095
Total non-current assets		786,071	589,493

TOTAL ASSETS		7,363,361	9,668,220

LIABILITIES
Current liabilities
Trade and other payables	5	593,275	1,028,815
Provisions		631,984	576,001
Total current liabilities		1,225,259	1,604,816

Non-current liabilities
Provisions		43,039	49,482
Total non-current liabilities		43,039	49,482

TOTAL LIABILITIES		1,268,298	1,654,298

NET ASSETS		6,095,063	8,013,922

EQUITY
Contributed equity		158,320,862	158,320,862
Reserves		3,822,699	3,696,454
Accumulated losses		(156,048,498)	(154,003,394)

TOTAL EQUITY		6,095,063	8,013,922

The accompanying notes form an integral part of this Statement of Financial Position.

Half-year Financial Report 31 December 2014

 STATEMENT OF CHANGES IN EQUITY

For the half-year ended 31 December 2014

Consolidated	Contributed equity $	Accumulated losses $	Employee option reserve $	Foreign currency translation $	Total $

At 1 July 2013	158,320,862	(152,196,449)	3,527,371	70,727	9,722,511
Loss for the period	-	(1,962,310)	-	-	(1,962,310)
Other Comprehensive Income	-	-	-	27	27
Total Comprehensive Income for the period	-	(1,962,310)	-	27	(1,962,283)

Share-based payments to employees	-	-	1,913	-	1,913
At 31 December 2013	158,320,862	(154,158,759)	3,529,284	70,754	7,762,141

At 1 July 2014	158,320,862	(154,003,394))	3,625,905	70,549	8,013,922
Loss for the period	-	(2,045,104)	-	-	(2,045,104)
Other Comprehensive Income	-	-	-	370	370
Total Comprehensive Income for the period	-	(2,045,104)	-	370	(2,044,734)

Share-based payments to employees	-	-	125,875	-	125,875
At 31 December 2014	158,320,862	(156,048,498)	3,751,780	70,919	6,095,063

The accompanying notes form an integral part of this Statement of Changes in Equity.

Half-year Financial Report 31 December 2014

STATEMENT OF CASH FLOWS

For the half-year ended 31 December 2014

	Consolidated
	31 December 2014	31 December 2013
	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers	3,130,610	1,673,503
Payments to suppliers, employees and others	(4,952,974)	(3,655,332)
Interest received	69,869	134,563
Finance costs	(2,507)	(2,485)
NET CASH FLOWS USED IN OPERATING ACTIVITIES	(1,755,002)	(1,849,751)

CASH FLOWS FROM INVESTING ACTIVITIES
Redemption of short term investments	2,615,000	3,000,000
Purchase of plant and equipment	(295,756)	(263,964)
NET CASH FLOWS PROVIDED BY INVESTING ACTIVITIES	2,319,244	2,736,036

Net increase in cash held	564,242	886,285
Net foreign exchange differences	8,761	1,865
Cash and cash equivalents at the beginning of period	2,981,215	1,447,774
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	3,554,218	2,335,924

The accompanying notes form an integral part of this Statement of Cash Flows.

Half-year Financial Report 31 December 2014

NOTES TO THE FINANCIAL STATEMENTS

For the half-year ended 31 December 2014

1.	CORPORATE INFORMATION

The half-year consolidated financial report for Progen Pharmaceuticals Limited and its controlled entities (‘Progen’ or ‘the Company’) for the period ended 31 December 2014 was authorised for issue in accordance with a resolution of the directors on 26 February 2015.

Progen Pharmaceuticals Limited is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Securities Exchange and the OTCQB Market under the ticker symbols PGL and PGLA respectively.

The nature of the operations and principal activities of the Company are described in Note 3.

2.	BASIS OF PREPARATION

This general purpose interim financial report for the half year ended 31 December 2014 has been prepared in accordance with AASB 134 Interim Financial Reporting and the Corporations Act 2001. The interim financial report does not include all of the information required for a full annual financial report, and should be read in conjunction with the annual report of the Company for the year ended 30 June 2014 and any public announcements made by Progen Pharmaceuticals Limited during the interim reporting period.

For the half year ended 31 December 2014 the Group opted to substitute a lower amount (“the Lower Prescribed Amount) in the presentation of the financial report and the directors’ report to be comparable with last year’s presentation. As a result the amounts contained in this report and in the financial report have been rounded to the nearest dollar.

The accounting policies and methods of computation applied in this interim financial report are consistent with those applied in the previous financial year and the corresponding interim reporting period. The Company has adopted all of the new and revised Standards and Interpretations issued by the Australian Accounting Standards Board that are relevant to its operations and effective for the current reporting period. This adoption has not resulted in any changes to the Company’s accounting policies and has had no effect on the amounts reported in the current and prior periods.

Where necessary the comparative information has been reclassified to achieve consistency in disclosure with current financial year amounts and other disclosures.

Fair Values

The fair values of Progen’s financial assets and liabilities approximate their carrying value. No financial assets or liabilities are readily traded on organised markets in standardised form.

Going Concern

The consolidated entity incurred a net loss of $2,045,104 for the 6 month period ended 31 December 2014. As at 31 December 2014 the consolidated entity has cash reserves (including term deposits) of $3,554,218, net current assets of $5,352,031 and net assets of $6,095,063. Current cash inflows are not sufficient to continue to fund operations and based on current and projected expenditure levels required to meet minimum commitments and operating expenses, management contemplates a capital raising may be required to continue to fund operations.

The ability of the consolidated entity to continue as a going concern is principally dependent upon one or more of the following:

●	the ability of the company to raise additional capital in the form of equity and/or government sponsored research;
●	the continued support of current shareholders; and
●	the ability to successfully develop and extract value from its projects that are under development.

Half-year Financial Report 31 December 2014

These conditions give rise to material uncertainty which may cast significant doubt over the consolidated entity’s ability to continue as a going concern.

The directors believe that the going concern basis of preparation is appropriate due to the following reasons:

●

To date the consolidated entity has funded its activities through issuance of equity securities and it is expected that the consolidated entity will be able to fund its future activities through further issuances of equity securities;

●	Subsequent to 31 December 2014, the company received the Research and Development Tax Incentive refund of $853,770 relating to the 2014 financial year; and

●	The directors believe there is sufficient cash available for the consolidated entity to continue operating until it can raise sufficient further capital to fund its ongoing activities.

Should the consolidated entity be unable to continue as a going concern, it may be required to realise its assets and extinguish its liabilities other than in the ordinary course of business, and at amounts that differ from those stated in the financial statements.

This financial report does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts or classification of liabilities and appropriate disclosures that may be necessary should the consolidated entity be unable to continue as a going concern.

Half-year Financial Report 31 December 2014

3.	OPERATING SEGMENTS

The Company operates in the biotechnology industry. The Company’s activities comprise the research, development, and manufacture of biopharmaceuticals. The operating segments are identified by executive management (chief operating decision makers) based on the nature of the activity.

The operating segments are organised and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit that offers different products and serves different markets. There are no intersegment transactions.

	Research & Development	Manufacturing	Total
31 December 2014	$	$	$

Operating revenue
Sales to external customers	-	2,549,909	2,549,909
Total segment revenue	-	2,549,909	2,549,909

Unallocated revenue			-
Total revenue			2,549,909

Segment result	(775,015)	(327,636)	(1,102,651)

Unallocated revenue (license, interest & other income)			64,365
Corporate and administrative costs			(969,222)
Other expenses			(37,596)
Operating loss			(2,045,104)

	Research & Development	Manufacturing	Total
31 December 2014	$	$	$

Assets
Segment assets	58,142	3,417,995	3,476,137
Cash and cash equivalents / held to maturity investments			3,554,218
Other assets			333,006
Total assets			7,363,361

Half-year Financial Report 31 December 2014

3.	OPERATING SEGMENTS (continued)

	Research & Development	Manufacturing	Total
31 December 2013	$	$	$

Operating revenue
Sales to external customers	-	1,234,906	1,234,906
Total segment revenue	-	1,234,906	1,234,906

Unallocated revenue			120,000
Total revenue			1,354,906

Segment result	(587,747)	(678,220)	(1,265,967)

Unallocated revenue (license, interest & other income)			328,418
Corporate and administrative costs			(977,503)
Other expenses			(47,258)
Operating loss			(1,962,310)

	Research & Development	Manufacturing	Total
30 June 2014	$	$	$

Assets
Segment assets	99,881	3,575,150	3,675,031
Cash and cash equivalents / held to maturity investments			5,596,215
Other assets			396,974
Total assets			9,668,220

Half-year Financial Report 31 December 2014

4.	REVENUE AND EXPENSES

Loss for the period includes the following specific items:

	31 December 2014	31 December 2013
	$	$

(a) Revenue
License fee	-	120,000
Manufacturing	2,549,909	1,234,906
	2,549,909	1,354,906
(b) Other income
Interest	64,365	129,940
Other	25,428	78,478
	89,793	208,418

(c) Depreciation, amortisation, and foreign exchange differences
Depreciation & amortisation	81,845	60,896
Net foreign exchange loss/ (gain)	(4,308)	2,790

(d) Employee benefits (excluding share-based payments)	1,876,367	1,415,969

(e) Finance costs	2,507	2,485
Bank charges

(f) Other expenses
Doubtful debts	1,955	12,410
Legal costs	35,640	32,058

5.	TRADE AND OTHER PAYABLES

	31 December 2014	30 June 2014
	$	$

Trade creditors	183,646	359,696
Unearned revenue	32,950	189,664
Other creditors	376,679	479,455
Trade and other payables	593,275	1,028,815

6.	SUBSEQUENT EVENT

The R&D Tax Incentive applicable to the 2013/14 taxation year of $853,770 was received in February 2015.

7.	CONTINGENT LIABILITIES AND ASSETS

There was no change in contingent liabilities or assets from those disclosed in the 30 June 2014 annual report.

Half-year Financial Report 31 December 2014

DIRECTORS’ DECLARATION

In the director's opinion:

(a)

the attached financial statements and notes thereto comply with the Corporations Act 2001, Australian Accounting Standard AASB 134 Interim Financial Reporting, the Corporations Regulations 2001 and other mandatory professional reporting requirements;

(b)

the attached financial statements and notes thereto give a true and fair view of the Group's financial position as at 31 December 2014 and of its performance for the financial half-year ended on that date; and

(c)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of directors made pursuant to section 303(5) of the Corporations Act 2001.

On behalf of the directors.

Indrajit S. Arulampalam

Chairman

Brisbane

26 February 2015

Tel: +61 7 3237 5999	Level 10, 12 Creek St
Fax: +61 7 3221 9227	Brisbane QLD 4000
www.bdo.com.au	GPO Box 457 Brisbane QLD 4001
Australia

INDEPENDENT AUDITOR’S REVIEW REPORT

To the members of Progen Pharmaceuticals Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Progen Pharmaceuticals Limited, which comprises the consolidated statement of financial position as at 31 December 2014, the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the half-year ended on that date, notes comprising a statement of accounting policies and other explanatory information, and the directors’ declaration of the consolidated entity comprising the company and the entities it controlled at the half-year’s end or from time to time during the half-year.

Directors’ Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 31 December 2014 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Progen Pharmaceuticals Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001. We confirm that the independence declaration required by the Corporations Act 2001, which has been given to the directors of Progen Pharmaceuticals Limited, would be in the same terms if given to the directors as at the time of this auditor’s review report.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Progen Pharmaceuticals Limited is not in accordance with the Corporations Act 2001 including:

(a) giving a true and fair view of the consolidated entity’s financial position as at 31 December 2014 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 Interim Financial Reporting and Corporations Regulations 2001

Emphasis of matter

Without modifying our conclusion, we draw attention to Note 2 in the half-year financial report, which indicates that consolidated entity incurred a net loss of $2,045,104 for the 6 month period ended 31 December 2014, and needs to raise additional funds to continue as a going concern. These conditions, along with other matters as set out in Note 2, indicate the existence of a material uncertainty that may cast significant doubt about the consolidated entity’s ability to continue as a going concern and therefore, the consolidated entity may be unable to realise its assets and discharge its liabilities in the normal course of business.

BDO Audit Pty Ltd

D P Wright

Director

Brisbane, 26 February 2015